# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AUDIOEYE INC, CIK 0001362190
CUSIP: 050734201
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 5210 East Williams Circle, Suite 750, Tucson, Arizona (AZ), 85711
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-19-027519
Filed by CIK 0001751296

## Reporting persons
- Sero Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,864,290; sole dispositive power 0; shared dispositive power 1,864,290; aggregate amount beneficially owned 1,864,290 (15.3% of the class)
- David Moradi: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 2,576,996; shared voting power 0; sole dispositive power 2,576,996; shared dispositive power 0; aggregate amount beneficially owned 2,576,996 (20.9% of the class)

## Item 1. Issuer
Name of issuer: AUDIOEYE INC
Address of issuer's principal executive offices: 5210 East Williams Circle, Suite 750, Tucson, Arizona, 85711

## Item 2. Person Filing
Name of person filing:
Sero Capital LLC
David Moradi

The filing persons named above are collectively referred to herein as the "Reporting Persons."
Address of principal business office or, if none, residence:
Sero Capital LLC
119 Washington Avenue, Suite 403
Miami Beach, FL 33139

David Moradi
119 Washington Avenue, Suite 403
Miami Beach, FL 33139
Citizenship:
Sero Capital LLC - Delaware
David Moradi - United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Sero Capital LLC - 1,864,290
David Moradi - 2,576,996
Percent of class:
Sero Capital LLC -15.3%
David Moradi - 20.9%

Such percentages are based on 12,178,130 shares of common stock, par value $0.00001 per share (the "Common Stock"), of AudioEye, Inc. (the "Issuer") outstanding as of October 31, 2024, as reported on the Issuer's prospectus supplement on Form 424(b)(7) filed with the U.S. Securities and Exchange Commission on December 5, 2024, and for Mr. Moradi, 12,178,130 shares of the Issuer's Common Stock, plus 37,242 shares of the Issuer's Common Stock issued to Mr. Moradi after such date to settle performance stock units, plus 111,706 of new shares of the Issuer's Common Stock issuable within 60 days due to derivative securities held by Mr. Moradi.
Sole power to vote or to direct the vote:
Sero Capital LLC - 0
David Moradi - 2,576,996
Shared power to vote or to direct the vote:
Sero Capital LLC - 1,864,290
David Moradi - 0
Sole power to dispose or to direct the disposition:
Sero Capital LLC - 0
David Moradi - 2,576,996
Shared power to dispose or to direct the disposition:
Sero Capital LLC -15.3%
David Moradi -20.9%

Such percentages are based on 12,178,130 shares of common stock, par value $0.00001 per share (the "Common Stock"), of AudioEye, Inc. (the "Issuer") outstanding as of October 31, 2024, as reported on the Issuer's prospectus supplement on Form 424(b)(7) filed with the U.S. Securities and Exchange Commission on December 5, 2024, and for Mr. Moradi, 12,178,130 shares of the Issuer's Common Stock, plus 37,242 shares of the Issuer's Common Stock issued to Mr. Moradi after such date to settle performance stock units, plus 111,706 of new shares of the Issuer's Common Stock issuable within 60 days due to derivative securities held by Mr. Moradi.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Sero Capital LLC: /s/ David Moradi, David Moradi/Chief Executive Officer (02/13/2025)
- David Moradi: /s/ David Moradi, David Moradi/Self (02/13/2025)